October 30, 2008

VIA EDGAR

Mr. Michael L. Kosoff

Staff Attorney – Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549-4644

Re:	Hartford Life Insurance Co. Separate Account Eleven
Initial Registration Statement on Form N-4
File Nos. 333-151805; 811-10559

Dear Mr. Kosoff:

Enclosed is one copy of Pre-Effective Amendment No. 1 to the above-referenced registration statement on Form N-4 (the “Registration Statement”) that was filed with the Securities and Exchange Commission on October 30, 2008 by Hartford Life Insurance Company (“Hartford”).  In addition to the unmarked copy, Hartford has included one copy of the Registration Statement prospectus, redlined to show the changes from the prospectus in the Initial Filing of the Registration Statement filed by Hartford on June 20, 2008.  Page numbers below refer to the redlined copy of the Registration Statement prospectus.  Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the applicable Registration Statement prospectus.

The purpose of Pre-Effective Amendment No. 1 is to respond to Staff comments provided to Hartford in writing on August 7, 2008 with respect to the Initial Filing.  Hartford’s responses incorporating the Staff’s comments are discussed below.

1.              General Comment – Please explain supplementally who the intended audience is of the prospectus. (i.e., is it the contract owner, the plan participant, or both)

The intended audience is both contract owners and plan participants.

2.              Cover Page –

a.              Please include the exact name of the registrant on the cover page of the prospectus (Hartford Life Insurance Company Separate Account Eleven), as per item 1(a)(i) of Form N-4.

This change has been made.

b.              Please include the names of the portfolio companies on the cover page of the prospectus, as per item 1(a)(viii) of Form N-4.

This change has been made.

3.              Fee Table – (p.[6])

a.              With regard to the CDSC, please explain whether the CDSC paid upon surrender of the contract affects plan participants. For example, might an outstanding participant bear a share of the charge?

The CDSC paid upon surrender of the contract affects plan Participants upon surrender of amounts held in the Participant’s Account.  We believe this is sufficiently described in second sentence of the second paragraph on page 6 which states, “If you are a Participant, this table describes the fees and expenses that you will pay at the time you open a Participant Account or surrender a Participant Account under the Contract.”

b.              With regard to the “Range of Program and Administrative Charge for Aggregate Participant Accounts under a Contract,” please include a footnote stating that the range applies to aggregate participant value reached within the first two contract years. (See p.[33])

This change has been made.  Please see footnote 4 on page 6.

c.               Please clarify whether participants will be notified of aggregate account levels.

Participants will not be notified of aggregate account levels.  However, the CDSC that applies to a Participant Account under the Contract is disclosed in the Participant enrollment materials.  Additional disclosure describing this is included in footnote 6 on page 7.

d.              Please include the loan interest and any other fees associated with loans in the fee table.

The Loan Set-Up and Loan Administration fees have been added to the Fee Table.

Disclosure regarding the loan interest rate was not added.  Unlike variable life insurance policies, if an employer’s plan allows for loans, the entire loan repayment amount, including interest charged, is deposited into the Participant’s Account when the Participant repays the loan.  Hartford does not retain any portion of interest charged in connection with a loan.

4.              Total Annual Fund Operating Expenses –

Hartford is in the process of confirming and clarifying information in connection with the Staff’s comments pertaining to the Annual Fund Operating Expense Table as well as the accompanying footnotes.  However, since the table is not required by Form N-4, it has been removed.

5.              Examples (p.[8]) –

a.              Please revise the narrative before the expense example as follows:

i.                                         The assumption should be a participant account value of $10,000.

The disclosure has been modified to clarify that the assumption is based on a Participant Account value of $10,000.

ii.                                     Assumes that the contract is issued to the plan sponsor at the same time the plan participant invests in the account.

Disclosure has been added to clarify that the examples assume that the Participant invests at the same time the Contract is issued to the Contract Owner.

b.              Please make sure the expense example reflects maximum sales loads assessable by any underlying fund.

The underlying mutual funds available through the Contract do not impose sales loads.

c.               If the expense example reflects contractual waivers, please make sure the waivers are only reflected for the term of the waiver.

The Example Tables do not reflect waivers.

6.              Summary (p.[13]) – With regard to the CDSC chart, please make it clear that the charge is against the percentage of the participant account value surrendered. (Comment also applies to p. [32].)

Disclosure has been added to clarify that the charge is against the percentage of Participant Account value Surrendered.

7.              Fees and Payments Received by Hartford from the Fund Families (p.[30]) – Please clarify whether the insurer receives any 12b-1 fees from any funds underlying a fund of funds.

No changes have been made.  The fund of funds do not invest in underlying fund share classes that provide 12b-1 payments.  As a result, Hartford does not receive 12b-1 fees from assets invested in an underlying fund of funds.

8.              Charges (p.[33]) – With regard to the Program and Administrative Charge, please confirm that any increase in the Program and Administrative Charge will take place on a going forward basis. Please also explain supplementally whether, if a plan sponsor reaches a higher level of assets in the first 2 contract years than anticipated which would bring into a lower fee band, please explain whether any of the excess fees paid would be refunded.

Disclosure has been added to clarify the any increase in the Program and Administrative Charge would only take place on a going forward basis.

In the event that the plan sponsor underestimates the level of anticipated assets in the first 2 contract year, excess fees paid would not be refunded.

9.              What is a Surrender Charge Offset (p.[35]) –

a.              Please confirm supplementally that any exchange offer made complies with section 11 of the Investment Company Act of 1940. Also, please explain supplementally whether other registered investment companies offered by the Hartford are offered by any of the plan sponsors.

Hartford does not intend to offer current customers the opportunity to transfer to the new contract (i.e. internal exchange).  However, if Hartford offers internal exchanges in the future, such offer shall be made in compliance with section 11 of the Investment Company Act of 1940 and applicable rules thereunder.

b.              Please explain your legal basis for recapturing the surrender charge offset under sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Investment Company Act of 1940 and rule 22c-1 thereunder.

References to recapturing the surrender charge offset have been removed.  Recapture will not apply under the Contract.

c.               Please confirm supplementally that there is only a recapture of the surrender charge offset for contracts issued in New York. Please also clarify supplementally why the offset is limited to New York.

References to recapturing the surrender charge offset have been removed.  Recapture will not apply under the Contract.

10.       Can you transfer from one Sub-Account to another? (p.[36]) – Please include language, in bold face type, to the affect that some investment options impose a front-end sales load; purchasing these options, particularly on a short-term basis, will have an adverse affect on contract/participant account value.

The underlying mutual funds available through the Contract do not impose sales loads.  No change has been made.

11.       General Account Option Transfers (p.[38])

a.              Please remove the phrase “[f]or contracts issued or amended on or after May 1, 1992” as this would cover all the owners of this contract.

This change has been made.  In addition, the disclosure has been further revised to more clearly reflect the restrictions under the Contract.

b.              Please include disclosure that it may take a number of years to transfer substantial value from fixed account to the variable investment options.

The last paragraph under the Sub-Section “General Account Option Transfers” provides disclosure regarding the potential effect of the transfer limitations under the Contract.  No additional changes have been made.

c.               Please clarify whether the restriction on fixed account transfers apply to full surrenders by a participant.

Additional disclosure has been added to clarify that the restriction applies to full and partial Surrenders of General Account value by a Participant.

d.              Please confirm that the second to last paragraph of this section still applies notwithstanding the added disclosure. (i.e., are amounts intended for dollar cost averaging subject to the 1/6 restriction?)

We confirm that the second to last paragraph of this section still applies.

12.       May I request a loan from my Participant Account (p.[39])

a.              Please provide a general description of the fees and charges associate with loans. Please also make sure the fees and charges are also included in the fee table.

This change has been made.

b.              Please explain the mechanics of the loan. (i.e., an amount equal to the loan amount plus interest is placed into an interest bearing loan account.)

This change has been made.

13.       How do I know what my Participant Account is worth?

If there is any difference in Participant Value using Method One verse Method Two, please explain what the difference is between the two methods. If there is a difference between the two methods, please explain supplementally how both methods could be in compliance with rule 22c-1 under the Investment Company Act of 1940.

There is no difference in the Participant Account value using Method One versus Method Two.

14.       Can a contract be Suspended (p.[43]) – Please confirm that other than not accepting additional premiums, the contract will operate as described in the prospectus. Also, please clarify whether loan repayments are allowed on a contract that is suspended

We confirm that, other than not accepting additional Contributions, the Contract will operate as described in the prospectus.

Disclosure has been added to clarify that loan repayments are allowed to continue upon suspension of the Contract.

15.       Series and Class Identifiers – Please confirm supplementally that the contract name of the front cover page of the prospectus is and will continue to the same as the EDGAR class identifiers.

We confirm that the contract name on the front cover page of the prospectus will be the same as the EDGAR class identifier.

16.       Guarantees and Support Agreements – Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Hartford will be primarily responsible for paying out on any guarantees associated with the Contract.

17.       Powers of Attorney – Please include a new Powers of Attorney that specifically describes this registration statement by name or ‘33 Act file number as per Rule 483(b).

We will include a new Powers of Attorney specifying this Registration Statement in Pre-Effective Amendment No. 1.

18.       Financial Statements, Exhibits, and Other Information – Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

All financial statements, exhibits, and other required disclosure not included in the Initial filing of the Registration Statement are filed in Pre-Effective Amendment No. 1.

Hartford believes that it has been fully responsive to the Staff’s comments, that the responses do not raise additional issues for the Staff’s consideration and that, other than the changes discussed above, no material changes have been made in the Pre-Effective Amendment.

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statement filed on Form N-4 on October 30, 2008.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8336, or Chris Grinnell at (860) 843-5445.

Very truly yours,

/s/ Shane Daly

Shane Daly
Counsel